As confidentially submitted to the Securities and Exchange Commission on April 14, 2025 as Amendment No. 1 to the to the draft registration statement submitted on April 14, 2025.

This Amendment No. 1 draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________

AURA MINERALS INC.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	1000	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	c/o Aura Technical Services Inc. 255 Giralda Avenue, Suite 06W102, Coral Gables, Florida, 33134, United States +1 (305) 239 9332
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

______________________

c/o Aura Technical Services Inc. 255 Giralda Avenue, Suite 06W102, Coral Gables, Florida, 33134, United States +1 (305) 239 9332
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

______________________

Copies to:
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1 (212) 450-4000	Donald Baker John Guzman White & Case LLP 1221 Avenue of the Americas New York, NY 10020 +1 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to the Draft Registration Statement on Form F-1 of Aura Minerals Inc. (the “Company’) is to amend the exhibit index and to submit exhibits 96.3 and 96.4 that exceed the SEC file size limitations for a single submission. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II, including the signature page and the exhibit index, and the exhibits filed herewith. This Amendment No. 1 does not contain a copy of the prospectus that was included in the Company’s Draft Registration Statement on Form F-1 and is not intended to amend or delete any part of the prospectus.

Part II
Information Not Required in Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

According to the Registrant’s Articles of Association, the directors and executive officers of the company shall be indemnified by the company for any reasonable expenses incurred and for any loss or damage suffered in connection with any action, lawsuit or proceeding to which they have been a party as a result of their position as director or executive officer, to the extent that such director or executive officer acted honestly and in good faith and, in the case of criminal or administrative proceedings, the relevant director or executive officer had reasonable grounds to believe that their conduct was lawful. We maintain liability insurance which insure our directors and officers against liability which he or she may incur in his or her capacity as such.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have not issued and sold securities without registering the securities under the Securities Act other than as set forth below.

On January 13, 2025, in connection with our acquisition of Bluestone Resources Inc., we issued an aggregate of 146,519,452 CVRs as partial consideration for the Bluestone shares. Each CVR entitles the holder thereof to a potential cash payment of up to C$0.2120, payable in three equal installments, contingent upon Cerro Blanco achieving commercial production over a 20-year term.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)       Exhibits.

The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association of the Registrant
5.1*	Opinion of Harney Westwood & Riegels (BVI) LP, British Virgin Islands counsel of Aura Minerals Inc., as to the validity of the common shares.
21.1*	List of subsidiaries of the registrant.
23.1*	Consent of KPMG Auditores Independentes, Independent Registered Public Accounting Firm.
23.2*	Consent of Grant Thornton Auditores Independentes Ltda, Independent Registered Public Accounting Firm.
23.3*	Consent of Harney Westwood & Riegels (BVI) LP (included in Exhibit 5.1).
23.4*	Letter of Grant Thornton Auditores Independentes Ltda to the SEC, dated , 2025.
23.6*	Consent of SLR Consulting(Canada) Ltd
23.7*	Consent of Farshid Ghazanfari
23.8*	Consent of Luiz Pignatari
23.9*	Consent of Homero Delboni Junior
23.10*	Consent of Branca Horta de Almeida Abrantes
23.11*	Consent of Bruno Yoshida Tomaselli
23.12*	Consent of Marie Christine Gosselin
23.13*	Consent of Murray Dunn
23.14*	Consent of SRK Consulting (U.S.), Inc.
23.15*	Consent of Porfirio Cabaleiro Rodriguez
24.1*	Powers of Attorney (included on signature page to the registration statement).
96.1**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report on the Aranzazu Mine, Zacatecas, Mexico
96.2**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Feasibility Study Technical Report for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil
96.3	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve
96.4	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Updated Feasibility Study Technical Report for the Almas Gold Project, Almas Municipality, Tocantins, Brazil
96.5*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Feasibility Study Technical Report for the Matupá Gold Project, Matupá Municipality, Mato Grosso, Brazil
96.6*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Mineral Resource and Mineral Reserve Estimates on the Minosa Mine in the Municipality of La Union, in the Department of Copan, Honduras

_________________

*	To be filed by amendment.

**	Previously filed.

(b)       Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

The undersigned hereby undertakes:

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, Florida, on this           day of           , 2025.

Aura Minerals Inc.

By:
	Name:	Rodrigo Barbosa
	Title:	President and Chief Executive Officer

By:
	Name:	João Kleber Cardoso
	Title:	Chief Financial Officer and Corporate Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and , and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the U.S. Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
	President and Chief Executive Officer (principal executive officer)	, 2025
Rodrigo Barbosa
	Chief Financial Officer and Corporate Secretary (principal financial officer and principal accounting officer)	, 2025
João Kleber Cardoso
	Chairman/Director	, 2025
Paulo Carlos de Brito
	Director	, 2025
Stephen Keith
	Director	, 2025
Bruno Mauad
	Director	, 2025
Pedro Turqueto
	Director	, 2025
Paulo Carlos de Brito Filho
	Director	, 2025
Fabio Ribeiro
	Director	, 2025
Richmond Lee Fenn
	Aura Technical Services Inc. Authorized representative in the United States	, 2025